Sembly AI, Inc.



ANNUAL REPORT

234 5th Avenue

New York, NY 10001

(917) 825-0346

https://www.sembly.ai/

This Annual Report is dated April 25, 2025.

BUSINESS

Company Overview

Sembly AI is a leading provider of AI-powered productivity tools in the Future of Work category. Focused on team productivity and work automation, Sembly AI leverages agentic AI technology to transform meetings into actionable insights and deliverables. Its flagship product, the Sembly AI Teammate, supports over 1,000 companies and 10,000+ users globally by attending meetings, creating contextual notes, identifying tasks, and generating professional documents in over 40 languages. With its innovative approach, Sembly AI enhances decision-making, reduces manual activities, and drives operational efficiencies across industries.

Business Model

Sembly AI operates as a B2B SaaS platform, offering subscription-based services to small and medium-sized enterprises, which account for half of its current revenue. The company's scalable pricing model caters to diverse customer needs, from individuals to enterprise-level clients. By automating document creation, task management, and meeting insights, Sembly AI delivers measurable ROI, saving businesses time and resources while enhancing productivity and decision-making capabilities.

Intellectual Property

Sembly AI's competitive edge lies in its proprietary agentic AI framework and its groundbreaking Semblian 2.0 extension. This technology uniquely enables users to perform cross-meeting analysis, generate full-length professional documents, and automate workflows with advanced meeting attendance and dual-language support. Additionally, Sembly AI is certified for SOC II Type 2, HIPAA, and GDPR compliance, reinforcing its position as a secure and trusted solution.

Corporate History

Sembly AI, Inc. was initially organized as Powow AI, LLC, a Delaware limited liability company on January 26, 2018 and converted to a Delaware corporation on January 1, 2020. Then, on September 9, 2021 the company changed names from Powow AI, Inc. to Sembly AI, Inc.

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $151,392.00

Number of Securities Sold: 31,084

Use of proceeds: Product development and sales

Date: January 31, 2022

Offering exemption relied upon: 506(b)

Name: Class B Common Stock

Type of security sold: Equity

Final amount sold: $1,000,000.00

Number of Securities Sold: 205,388

Use of proceeds: Product development and sales

Date: January 31, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $729,939.02

Use of proceeds: Sales and product development

Date: January 31, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $1,000,000.00

Use of proceeds: Sales and product development

Date: April 27, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $402,000.00

Use of proceeds: Sales and product development

Date: December 15, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Sales and product development

Date: December 15, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $200,000.00

Use of proceeds: Sales and product development

Date: December 18, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $300,000.00

Use of proceeds: Sales and product development

Date: December 23, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Sales and product development

Date: December 28, 2022

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $50,000.00

Use of proceeds: Sales and product development

Date: January 30, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $75,000.00

Use of proceeds: Sales and product development

Date: February 14, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Sales and product development

Date: June 23, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $500,000.00

Use of proceeds: Sales and product development

Date: June 27, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $410,000.00

Use of proceeds: Sales and product development

Date: July 26, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $300,000.00

Use of proceeds: Sales and product development

Date: August 14, 2023

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Year ended December 31, 2023 compared to year ended December 31, 2024
Revenue
Revenue for fiscal year 2023 was $514,714 compared to $1,131,446 in fiscal year 2024.
The increase was due to product improvement and market traction (product-market fit).

Cost of Sales
Cost of Sales for fiscal year 2023 was $200,533 compared to $ 281,179 in fiscal year 2024.
Despite doubling the Revenue, Cost of Sales only grew by approximately 40 percent in 2024. Cost of Sales were managed to a tight budget during the 2024 fiscal year. There is a need for increased investment in sales and marketing to achieve more growth.

Gross Margins
Gross margins for fiscal year 2023 were 39% compared to 75.1% in fiscal year 2024.
In 2023, gross margins were 39%, calculated as cost of sales (ie, cost of revenue) divided by revenue. In 2024 gross margin grew as a result of new volume.

Expenses
Expenses for fiscal year 2023 were $1,498,940 compared to $1,903,075 in fiscal year 2024.
The increased cost is due to increased processing due to significant increase in customer volume. Despite this trend we expect processing costs to reduce as a percentage of total spend as time goes by.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $227,494.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

wed to: Convertible Note
Amount owed: $729,939.02
Interest rate: 0.44%
Maturity date: 05 31, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $1,000,000.00
Interest rate: 1.26%
Maturity date: 05 31, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $402,000.00
Interest rate: 4.55%
Maturity date: 05 31, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $50,000.00
Interest rate: 4.55%
Maturity date: 05 31, 2025

Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $200,000.00
Interest rate: 4.47%
Maturity date: 05 31, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $300,000.00
Interest rate: 4.43%
Maturity date: 05 31, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $25,000.00
Interest rate: 4.43%
Maturity date: 06 27, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $50,000.00
Interest rate: 4.8%
Maturity date: 07 26, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $75,000.00
Interest rate: 5.07%
Maturity date: 08 14, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $100,000.00
Interest rate: 5.22%
Maturity date: 10 18, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $500,000.00
Interest rate: 5.22%
Maturity date: 10 25, 2025
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $410,000.00
Interest rate: 4.71%
Maturity date: 03 23, 2026
Material terms: See the Company's Securities section for material terms.

Owed to: Convertible Note
Amount owed: $300,000.00
Interest rate: 4.21%
Maturity date: 10 23, 2026
Material terms: See the Company's Securities section for material terms.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Gil Makleff

Gil Makleff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Principal Accounting Officer

Dates of Service: January, 2019 - Present

Responsibilities: As Chief Executive Officer, Gil is focused on company growth. Gil receives an annual salary of $60,000 and holds 36.1% voting rights in the Company.

Name: Artem Koren

Artem Koren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer, Director

Dates of Service: February, 2019 - Present

Responsibilities: Artem is the Co-founder and Chief Product Officer, overseeing strategic and operational planning, execution, and management with a focus on product and technology. Artem receives an annual salary of $180,000 and holds 17% equity in the Company.

Name: Jean-Luc Soula

Jean-Luc Soula's current primary role is with MI-GSO & PCUBED GROUP. Jean-Luc Soula currently services 2 hours per month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2022 - Present

Responsibilities: Jean-Luc is a board member and does not have an operational role. Jean-Luc does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: MI-GSO & PCUBED GROUP

Title: Chief Executive Officer and Chairman

Dates of Service: March, 1992 - Present

Responsibilities: Jean-Luc has been Chief Executive Officer & Chairman for more than 20 years.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Gil Makleff

Amount and nature of Beneficial ownership: 734,715

Percent of class: 35.2

Title of class: Class B Common Stock

Stockholder Name: Gil Makleff

Amount and nature of Beneficial ownership: 7,186

Percent of class: 35.2

RELATED PARTY TRANSACTIONS

Name of Entity: Gil Makleff

Relationship to Company: Founder, CEO, Shareholder

Nature / amount of interest in the transaction: Three convertible notes in the aggregate amount of $900,000.

Material Terms: Each note accrues interest at the Applicable Federal Rate and matures 24 months from issuance. If the company raises at least $1,000,000 in a Qualified Financing before maturity, the notes will automatically convert into Class A Common Stock at a 25% discount to the lowest price in that round. If not converted, the holder may elect to convert at 75% of the company's fair market value at maturity or seek repayment. The notes do not include a valuation cap and may accrue interest at a default rate of 10% per annum in the event of default.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 79,384 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 2,735,422 with a total of 1,996,731 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 125,000 shares to be issued pursuant to outstanding Options and RSUs.

The total amount outstanding also includes 8,261 shares to be issued pursuant to outstanding warrants.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Please see the Company's Amended and Restated Certificate of Incorporation for more information on material rights, attached to the Offering Circular as Exhibit F.

Class B Common Stock

The amount of security authorized is 236,450 with a total of 236,422 outstanding.

Voting Rights

One vote per share.

Material Rights

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the remaining Available Proceeds shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. The aggregate amount which a holder of a share of Common Stock is entitled to receive under this Section is hereinafter referred to as the "Liquidation Amount."

1.2 Deemed Liquidation Events.

1.2.1 Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Class B Common Stock, which majority must include MI-GSO SAS (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

1.2.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 1.2.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Section 1.1.

(b) In the event of a Deemed Liquidation Event referred to in Section 1.2.1(a) and 1.2.2(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Common Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Class B Common Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Class B Common Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Common Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Common Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 3 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Class B Common Stock pursuant to this Section 1.2.2(b) Prior to the distribution or redemption provided for in this Section 1.2.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

1.2.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Class B Director (as defined herein).

1.2.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 1.2.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Section 1.1 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Section 1.1 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 1.2.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class B Common Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class B Common Stock held by such holder. Except as provided by law or by the other provisions of this

Amended and Restated Certificate of Incorporation, holders of Class B Common Stock shall vote together with the holders of Class A Common Stock as a single class.

2.2 Election of Directors. The holders of record of the shares of Class B Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "Class B Director") and the holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation; provided, however, for administrative convenience, the initial Class B Common Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Class B Common Stock without a separate action by the holders of Class B Common Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of the applicable class of Common Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 2.2, then any directorship not so filled shall remain vacant until such time as the holders of the applicable class of Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock, voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 2.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this

Section 2.3 Class B Common Stock Protective Provisions. At any time when shares of the Class B Common Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

2.3.1 Unless the liquidation, dissolution, wind up or Deemed Liquidation Event results in the holders of Class B Common Stock receiving 125% of the Class B Original Issue Price, liquidate, dissolve, or wind up in the business and affairs of the Corporation, effect any merger or consolidation, or any other Deemed Liquidation Event, or consent to any of the foregoing;

2.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Class B Common Stock;

2.3.3 engage in any one transaction or series of related transaction whereby the Corporation receives in excess of $500,000 in exchange for the issuance of debt or equity;

2.3.4 cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the Class B Director, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

2.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Class B Common Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of the Class B Director;

2.3.6 create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan solely as they related to Key Holders, as that term is defined in the Investors Rights Agreement dated as of the date hereof; or

2.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

3. Redemption.

3.1 General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Class B Common Stock shall be redeemed by the Corporation at a price equal to the greater of (A) the Class B Original Issue Price per share, plus all declared but unpaid dividends thereon and (B) the Fair Market Value (determined in the manner set forth below) of a single share of Class B Common Stock as of the date of the Corporation's receipt of the Redemption

Request (the "Redemption Price") in three (3) annual installments commencing not more than sixty (60) days after receipt by the Corporation at any time on or after January 31, 2029 from the Requisite Holders of written notice requesting redemption of all shares of Class B Common Stock (the "Redemption Request"). "Class B Original Issue Price" shall mean, as to the Class B Common Stock, $4.87 per share. Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. For purposes of this Section 3.1, the Fair Market Value of a single share of Class B Common Stock shall be the value of a single share of Class B Common Stock as mutually agreed upon by the Corporation and the holders of a majority of the shares of Class B Common Stock then outstanding, which majority must include MI-GSO SAS, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Corporation and the holders of a majority of the shares of Class B Common Stock then outstanding, which majority must include MI-GSO SAS. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a Redemption Date." On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Class B Common Stock owned by each holder, that number of outstanding shares of Class B Common Stock tock determined by dividing (i) the total number of shares of Class B Common Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies. If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Class B Common Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

3.2 Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "Redemption Notice") to each holder of record of Class B Common Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of shares of Class B Common Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Class B Common Stock to be redeemed.

3.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Class B Common Stock to be redeemed on such Redemption Date, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Class B Common Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Class B Common Stock shall promptly be issued to such holder.

3.4 Interest. If any shares of Class B Common Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12% (increased by one percent (1%) each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "Maximum Permitted Rate"), provided, however, that the Corporation shall take all such actions as may be necessary, including, without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

3.5 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Class B Common Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Class B Common Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Class B Common Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender f any such certificate or certificates therefor.

4. Redeemed or Otherwise Acquired Shares. Any shares of Class B Common Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Class B Common Stock following redemption, conversion or acquisition.

5. Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Class B

Common Stock set forth herein may be waived on behalf of all holders of Class B Common Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Class B Common Stock then outstanding.

6. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Class B Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $729,939.02

Maturity Date: May 31, 2025

Interest Rate: 0.44%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,000,000.00

Maturity Date: May 31, 2025

Interest Rate: 1.26%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $402,000.00

Maturity Date: May 31, 2025

Interest Rate: 4.55%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00

Maturity Date: May 31, 2025

Interest Rate: 4.5%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $200,000.00

Maturity Date: May 31, 2025

Interest Rate: 4.47%

Discount Rate: 25.0%

Valuation Cap: $4.47

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $300,000.00

Maturity Date: June 23, 2025

Interest Rate: 4.43%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $25,000.00

Maturity Date: June 27, 2025

Interest Rate: 4.43%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00

Maturity Date: July 26, 2025

Interest Rate: 4.8%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $75,000.00

Maturity Date: August 14, 2025

Interest Rate: 5.07%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: October 18, 2025

Interest Rate: 5.22%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $500,000.00

Maturity Date: October 25, 2025

Interest Rate: 5.22%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $410,000.00

Maturity Date: March 23, 2026

Interest Rate: 4.71%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $300,000.00

Maturity Date: October 23, 2026

Interest Rate: 4.21%

Discount Rate: 25.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing of at least $1,000,000

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Minority Holder; Securities with Voting Rights The Class A Common Stock that an investor is buying has voting rights attached to them. However,

you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Sembly AI, Inc. was formed on January 26, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sembly AI, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Sembly AI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement,

your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2025.

Sembly AI, Inc.

By   /s/ *Gil Makleff*

Name: Sembly AI, Inc.

Title: Chief Executive Officer, Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

SEMBLY AI, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Sembly AI, Inc.
Closter, New Jersey

We have reviewed the accompanying financial statements of Sembly AI, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 18, 2025
Los Angeles, California

SEMBLY AI, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	227,494	$	367,243
Total Current Assets		**227,494**		**367,243**
Intangible Assets		2,330,079		1,804,795
Total Assets	$	**2,557,573**	$	**2,172,038**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	75,296	$	62,159
Deferred Revenue		363,302		104,650
Current Portion of Convertible Notes		3,431,939		2,131,939
Forward Financing		162,220		-
Accrued Interest on Convertible Notes		370,285		203,261
Total Current Liabilities		**4,403,042**		**2,502,009**
Convertible note, net of current portion		710,000		1,300,000
Total Liabilities		**5,113,042**		**3,802,009**
STOCKHOLDERS' EQUITY				
Common Stock Class A		1,966		1,860
Common Stock Class B		205		-
Additional Paid in Capital		4,289,139		4,048,651
Accumulated Deficit		(6,846,779)		(5,680,482)
Total Stockholders' Equity		**(2,555,469)**		**(1,629,971)**
Total Liabilities and Stockholders' Equity	$	**2,557,573**	$	**2,172,038**

See accompanying notes to financial statements.

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 1,131,446	$ 514,714
Cost of Revenue	281,179	200,533
Gross Profit	**850,267**	**314,181**
Operating Expenses		
General and Administrative	1,791,306	1,350,258
Selling and Marketing	111,769	148,682
Total Operating Expenses	**1,903,075**	**1,498,940**
Net Operating Loss	**(1,052,808)**	**(1,184,759)**
Interest Expense	168,547	141,358
Other Income	(55,058)	(13,229)
Loss Before Provision for Income Taxes	**(1,166,297)**	**(1,312,888)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,166,297)**	**$ (1,312,888)**

See accompanying notes to financial statements.

SEMBLY AI, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

| (in , $US) | Class A Common Stock | | Class B Common Stock | | Additional Paid In | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2022	1,860,421	$ 1,860	-	$ -	$ 3,412,938	$ (4,367,594)	$ (952,796)
Capital Contribution	-	-	-	-	626,432	-	626,432
Share-Based Compensation	-	-	-	-	9,281	-	9,281
Net Loss	-	-	-	-	-	(1,312,888)	(1,312,888)
Balance—December 31, 2023	1,860,421	$ 1,860	-	$ -	$ 4,048,651	$ (5,680,482)	$ (1,629,971)
Capital Contribution	106,033	106	205,338	205	221,119	-	221,430
Share-Based Compensation	-	-	-	-	19,369	-	19,369
Net Loss	-	-	-	-	-	(1,166,297)	(1,166,297)
Balance—December 31, 2024	1,966,454	$ 1,966	205,338	$ 205	$ 4,289,139	$ (6,846,779)	$ (2,555,469)

See accompanying notes to financial statements.

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,166,297)	$ (1,312,888)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Amortization of Intangibles Assets	281,179	200,533
Accrued Interest on Convertible Notes	167,024	141,358
Share-Based Compensation	19,369	9,281
Changes in Operating Assets and Liabilities:		
Credit Cards	13,137	38,229
Deferred Revenue	258,652	80,840
Net Cash Used In Operating Activities	**(426,936)**	**(842,647)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(806,463)	(1,381,062)
Net Cash Used in Investing Activities	**(806,463)**	**(1,381,062)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	221,430	626,432
Forward Financing	162,220	
Borrowing on Convertible Notes	710,000	1,300,000
Net Cash Provided by Financing Activities	**1,093,650**	**1,926,432**
Change in Cash & Cash Equivalents	**(139,749)**	**(297,277)**
Cash & Cash Equivalents —Beginning of The Year	367,243	664,520
Cash & Cash Equivalents—End of The Year	**$ 227,494**	**$ 367,243**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 1,523	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

Sembly AI, Inc. was incorporated on January 1, 2020, in the State of Delaware. The financial statements of Sembly AI, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Closter, New Jersey.

Sembly AI is a leading provider of augmented worker intelligence solutions, leveraging advanced AI to enhance productivity by capturing, analyzing, and deriving actionable insights from meetings. Through a subscription-based model, the platform serves diverse industries, including legal, HR, and enterprise operations, while ensuring data security with SOC 2 Type II, GDPR, and HIPAA compliance. Sembly AI empowers teams with tailored solutions to streamline workflows and improve decision-making.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents exceeded FDIC-insured limits by $0 and $65,503, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Intangible Assets

Intangible assets with finite lives, such as software are amortized on a straight-line basis over their estimated useful lives.

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to the statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost

of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its performance obligation.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $111,769 and $148,682, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 18, 2025, which is the date the financial statements were available to be issued.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Software	$ 2,811,791	$ 2,005,328
Intangible Assets, at cost	**2,811,791**	**2,005,328**
Accumulated Amortization	(481,712)	(200,533)
Intangible Assets, net	**$ 2,330,079**	**$ 1,804,795**

Amortization expenses for the years ended December 31, 2024, and 2023 were $281,179 and $200,533, respectively.

The estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 562,358
2026	562,358
2027	562,358
2028	562,358
Thereafter	80,646
Total	**$ 2,330,079**

4.   DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 2,131,939	Applicable Federal Rate	2022	12/31/2024	$ 2,131,939	$ -	$ 2,131,939	$ 2,131,939	$ -	$ 2,131,939
2023 Convertible Note	1,300,000	Applicable Federal Rate	2023	2 years from issuance date	1,300,000	-	1,300,000	-	1,300,000	1,300,000
2024 Convertible Note	710,000	Applicable Federal Rate	2024	2 years from issuance date	-	710,000	710,000	-	-	-
Total					**$ 3,431,939**	**$ 710,000**	**$ 4,141,939**	**$ 2,131,939**	**$ 1,300,000**	**$ 3,431,939**

The note will automatically convert into equity at a 25% discount to the lowest price of the next financing round, provided the company raises at least $1,000,000. If not converted by the maturity date, the investor may choose either conversion into equity at 75% of the fair market value or full repayment. Events of default include non-payment or insolvency, with a default interest rate of 10% per annum applicable. Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5.   FORWARD FINANCING

During fiscal year 2024, the Company entered into a finance agreement with Stripe Capital in the amount of $250,000. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2024, and 2023, the outstanding balance under this facility was $162,220 and $0, respectively and the entire amount is classified as current liability on the balance sheet.

6.   SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 125,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected Life (Years)	10.00
Risk-Free Interest Rate	3.95%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2022	22,500	$	4.87	-
Granted	4,000			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2023	26,500	$	4.87	6.73
Exercisable Options at December 31, 2023	14,300	$	4.87	6.73
Granted	1,500		-	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2024	28,000	$	4.87	5.42
Exercisable Options at December 31, 2024	19,900	$	4.87	5.42

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expenses of $5,531 and $9,281, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2022	4,743	$	4.87	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2023	4,743	$	4.87	7.80
Exercisable Options at December 31, 2023	4,743	$	4.87	7.80
Granted	3,518	$	4.87	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2024	8,261	$	4.87	8.09
Exercisable Options at December 31, 2024	8,261	$	4.87	8.09

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expenses of $13,838 and $0, respectively.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 2,221,872 shares of Common Stock with a par value of $0.001, consisting of 1,985,422 shares of Class A Common Stock and 236,450 shares of Class B Common Stock. As of December 31, 2024, and 2023, 1,966,454 and 1,860,421 shares of Class A Common Stock were issued and outstanding, respectively, while 205,338 and 0 shares of Class B Common Stock were issued and outstanding, respectively.

Voting Rights:
Class A Common Stock: Holders are entitled to one vote per share on all matters requiring stockholder approval. There is no cumulative voting.
Class B Common Stock: Holders are also entitled to one vote per share and may vote alongside Class A holders. However, Class B holders have specific protective provisions allowing them to veto certain corporate actions, such as amendments that adversely affect Class B rights, certain financings, or mergers unless specific thresholds are met.

Dividend Rights:
Dividends, if declared, are distributed equally to Class A and Class B shareholders, unless otherwise stated in the certificate of incorporation or bylaws. Class B shares may have additional rights to specific dividends or distributions as authorized by the board.

Liquidity Rights:
In the event of liquidation or a "Deemed Liquidation Event," assets are distributed pro rata among all holders of Common Stock (both Class A and Class B) based on their shareholdings. Class B holders may have priority conditions, including a requirement for at least 125% of the original issue price under certain liquidation scenarios.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (320,732)	$ (615,485)
Valuation Allowance	320,732	615,485
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (2,051,647)	$ (1,730,915)
Valuation Allowance	2,051,647	1,730,915
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax

assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $7,460,534. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   RELATED PARTY TRANSACTIONS

Between 2022 and 2024, the Company issued three convertible notes totaling $900,000 to Gil Makleff, Founder, CEO, and a majority shareholder and therefore a related party. The notes accrue interest at the Applicable Federal Rate and mature in 24 months from their respective issuance dates.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,052,808, an operating cash flow loss of $426,936 and liquid assets in cash of $227,494, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned

development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

In 2025, subsequent to year-end, the Company launched a Crowdfunding campaign with StartEngine as its registered platform under the Regulation Crowdfunding. The Company is offering Common Equity shares with an offering price of $10.92 per share and a pre-money valuation of $23 million approximately. As of March 18, 2025, the Company has raised gross proceeds of $384,000 approximately under the offering.

CERTIFICATION

I, Gil Makleff, Principal Executive Officer of Sembly AI, Inc., hereby certify that the financial statements of Sembly AI, Inc. included in this Report are true and complete in all material respects.

Gil Makleff

Chief Executive Officer, Principal Accounting Officer

Gil Makleff

Chief Executive Officer, Principal Accounting Officer